Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of	% of
	Incorporation	Ownership
Cabowise International Ltd.	BVI	100%
Intra-Asia Entertainment Corporation	Delaware	100%
Oriental Intra-Asia Entertainment (China) Limited	Hong Kong	100%
Intra-Asia Entertainment (Asia-Pacific) Limited	Samoa	100%
Oriental Intra-Asia Entertainment (China) Limited	PRC	100%